UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Molson Coors Brewing Company
(Name of Issuer)

Class A Common Stock, par value of $0.01 (voting)
(Title of Class of Securities)

60871R 10 0
(CUSIP Number)

Jeffrey H. Coors, Peter H. Coors and John K. Coors, Co-Chairmen
Adolph Coors Company LLC
Suite 412
2120 Carey Avenue
Cheyenne WY 82001
with a copy to
Robert Reese, Secretary
Adolph Coors Company LLC
Suite 412
2120 Carey Avenue
Cheyenne, WY 82001

307. 214.8552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Adolph Coors Company LLC, Trustee of the Adolph Coors, Jr. Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
2,522,267

	9.	Sole Dispositive Power
1,260,000

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,522,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
79.3% (1)

14.	Type of Reporting Person (See Instructions)
00 (2)

(1) Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable shares of Molson Coors Canada Inc. outstanding (as of April 28, 2006 as noted in the Company’s Report on Form 10-Q for the First Quarter of 2006, filed May 5, 2006).

(2) The Reporting Person is a limited liability company.

Item 1.	Security and Company.

The class of equity securities to which this Schedule 13D/A relates is the Class A common stock, par value of $0.01 (voting) (the "Class A Common Stock"), of Molson Coors Brewing Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1225 17th Street, Suite 3200, Denver, Colorado 80202 and 1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5.

Item 2.	Identify and Background.

Item 2 of the Schedule 13D filed on February 22, 2005 (hereinafter the “Original Schedule 13D”) is amended by deleting in its entirety the text under Item 2 of the Original Schedule 13D, and replacing such text with the following:

This Schedule 13D/A is filed by Adolph Coors Company LLC, a Wyoming limited liability company (the "Reporting Person"), as sole trustee of the Adolph Coors, Jr. Trust dated September 12, 1969. This Schedule 13D/A is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to the Company’s Class A Common Stock described in this Schedule 13D/A. This Schedule 13D/A amends the Original Schedule 13D.

A.
Reporting Person

Name	Principal Place	State of Organization	Principal Business

Adolph Coors Company LLC, Trustee of the Adolph Coors, Jr. Trust, dated September 12, 1969	Suite 412, 2120 Carey Avenue Cheyenne, WY 82001	Wyoming	To manage and administer assets for the Adolph Coors, Jr. Trust and other Coors Family Trusts*, the beneficiaries of which are descendents of Adolph Coors

* The other Coors Family Trusts, none of which holds any shares of the Company’s Class A Common Stock but all of which hold shares of the Company’s Class B Common Stock, are the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended); the Bertha Coors Munroe Trust dated July 5, 1946 (as further amended); the Herman F. Coors Trust dated July 5, 1946 (as further amended); the Louise Coors Porter Trust dated July 5, 1946 (as further amended); the Grover C. Coors Trust dated August 7, 1952; and the May Kistler Coors Trust dated September 24, 1965 (individually and collectively, the “Coors Family Trusts”), for all of which trusts Adolph Coors Company LLC is the sole trustee.

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

B.
Natural Persons

N/A

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D/A is amended as follows:

•
The first sentence is amended in its entirety to read as follows: The initial individual trustees of the Adolph Coors, Jr. Trust acquired 1,260,000 shares of Class A Common Stock on or around 1970 as a result of a transfer from Adolph Coors, Jr.

•	The term “Reporting Person” is deemed to be Adolph Coors Company LLC, as Trustee of the Adolph Coors, Jr. Trust effective June 30, 2006.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D/A is amended as follows:

•	The following four paragraphs are inserted at the beginning of Item 4:

The Reporting Person (Adolph Coors Company LLC) became the Trustee of the Adolph Coors, Jr. Trust on June 30, 2006. Adolph Coors Company LLC is trustee for all of the holdings of the Adolph Coors, Jr. Trust and the other Coors Family Trusts, including the Common Units of Adolph Coors Company LLC.

The sole purpose of this Amendment No. 1 to the Original Schedule 13D is to report the designation effective June 30, 2006, of Adolph Coors Company LLC as successor trustee to the individual trustees listed under Item 2B, “Natural Persons” of the Original Schedule 13D. Adolph Coors Company LLC does not serve as trustee for any other trusts or conduct any business not related to the administration and management of the Coors Family Trusts.

The purpose of the designation by the former individual trustees of the Adolph Coors, Jr. Trust and of the other Coors Family Trusts of Adolph Coors Company LLC as successor trustee was to provide for a single entity to serve as trustee, which has the benefits of formally consolidating administration and management of the holdings of the Coors Family Trusts and of facilitating short-term and long-term planning for the Trusts. All twelve (12) of the former individual trustees of the Coors Family Trusts are descendents of Adolph Coors and now constitute the Board of Directors of Adolph Coors Company LLC.

Peter H. Coors, Vice Chairman of the Board of Directors of the Company and Executive Chairman of Coors Brewing Company; Melissa Coors Osborn, a Director of the Company and a member of management of the Company; and Christien Coors Ficeli, a member of management of the Company, are also Directors of Adolph Coors Company LLC. Peter H. Coors, Melissa Coors Osborn and Christien Coors Ficeli, together with William K. Coors and Jeffrey H. Coors (these individuals formerly serving as individual trustees of the Adolph Coors, Jr. Trust), constitute the members of the Adolph Coors, Jr. Trust Committee of the Board of Directors of Adolph Coors Company LLC, which Trust Committee has authority and responsibility with respect to the administration of the Adolph Coors, Jr. Trust.

•
The term “Reporting Person” in the current first and second paragraphs (now paragraphs five and six) of Item 4 of the Original Schedule 13D is deemed to be Adolph Coors Company LLC, as Trustee of the Adolph Coors, Jr. Trust effective June 30, 2006.

•	The current third and fourth paragraphs of Item 4 of the Original Schedule 13D are eliminated in their entirety and the following three paragraphs inserted in lieu thereof:

Peter H. Coors is also Co-Chairman of Adolph Coors Company LLC. None of Peter H. Coors, Melissa Coors Osborn and Christien Coors Ficeli are considered beneficial owners of the shares of Class A Common Stock held by Adolph Coors Company LLC as Trustee of the Adolph Coors, Jr. Trust. There are nine other Directors of Adolph Coors Company LLC, all of whom are descendents of Adolph Coors. None of the other individual members of the Board of Directors or of the officers of Adolph Coors Company LLC are considered to beneficial owners of the shares of Class A Common Stock held by Adolph Coors Company LLC, as Trustee of the Adolph Coors, Jr. Trust.

The Reporting Person, which is also the beneficial owner of 9,252,994 shares of the Company’s Class B Common Stock, pursues an investment objective that seeks capital appreciation, in the context of the provisions of the Adolph Coors, Jr. Trust Agreement (dated September 12, 1969) expressing the intent that the interests of the Settlor and his descendants remain aligned with those of the Company. The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, the Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Person, it may choose to purchase additional shares of Class A Common Stock or Class A Exchangeable Shares or Class B Common Stock or Class B Exchangeable Shares from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Person may determine to dispose of shares of Class B Common Stock currently held by the Reporting Person or that would be held by the Reporting Person from the conversion of Class A Common Stock in accordance with the obligation to so convert in the Voting Trust Agreements applicable to the Class A Common Stock (as described in the Original Schedule 13D), in the open market, in privately negotiated transactions with third parties, or otherwise.

As Directors of the Company, each of Peter H. Coors and Melissa Coors Osborn may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Company, acquiring complementary properties, entering new market regions and/or for other reasons. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. Peter H. Coors, Melissa Coors Osborn and Christien Coors Ficeli may also consider such plans and proposals in their capacities as members of management of the Company. As Directors of the Company, Peter H. Coors and Melissa E. Coors also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Company.

The term “Reporting Person” in Item 5 of the Original Schedule 13D is deemed to be Adolph Coors Company LLC, as Trustee of the Adolph Coors, Jr. Trust effective June 30, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The term “Reporting Person” in Item 6 of the Original Schedule 13D is deemed to be Adolph Coors Company LLC, as Trustee of the Adolph Coors, Jr. Trust effective June 30, 2006.

Item 7.	Material to be filed as Exhibits.

References to “Adolph Coors, Jr. Trust” in the Exhibits (99.1, 99.2, 99.3, and 99.4) to the Original Schedule 13D are deemed to refer to and include Adolph Coors Company LLC, Trustee of the Adolph Coors, Jr. Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2006
Date

/s/ Robert Reese
Signature

Adolph Coors Company LLC, Trustee for the Adolph Coors, Jr. Trust
Robert Reese, Secretary
Name/Title